Exhibit 99.2

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: + 30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com

For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER
AND SIX MONTHS ENDED JUNE 30, 2025

ATHENS, GREECE, July 30, 2025 – Performance Shipping Inc. (NASDAQ: PSHG) (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today reported net income of $9.1 million and net income attributable to common stockholders of $8.6 million for the second quarter of 2025. These results are compared to a net income of $10.2 million and net income attributable to common stockholders of $9.7 million for the same period in 2024. Earnings per share, basic and diluted, for the second quarter of 2025 were $0.69 and $0.23, respectively.

Revenue was $18.1 million ($17.6 million net of voyage expenses) for the second quarter of 2025, compared to $20.5 million ($19.7 million net of voyage expenses) for the same period in 2024. This decrease was attributable to the decrease in the ownership days following the sale of the vessel P. Yanbu in March 2025, despite the increase in time-charter equivalent rates (“TCE rates”) realized during the quarter. Fleetwide, the average TCE rate for the second quarter of 2025 was $32,295, compared with an average rate of $30,970 for the same period in 2024. During the second quarter of 2025, net cash provided by operating activities was $11.3 million, compared with net cash provided by operating activities of $14.4 million for the second quarter of 2024.

Net income for the six months ended June 30, 2025, amounted to $38.5 million, compared to a net income of $21.6 million for the six months ended June 30, 2024. Net income attributable to common stockholders for the six months ended June 30, 2025, amounted to $37.6 million, and resulted in earnings per share, basic and diluted, of $3.02 and $1.00, respectively. Net income attributable to common stockholders for the six months ended June 30, 2024, amounted to $20.7 million, and resulted in earnings per common share, basic and diluted, of $1.68 and $0.55, respectively.

Commenting on the results of the second quarter of 2025, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“During the second quarter of 2025, the tanker market remained firm, supported by steady ton-mile demand and heightened volatility particularly in June due to geopolitical tensions in the Middle East. Our Company, through its balanced fleet deployment strategy and efficient vessel operations, delivered solid financial results and achieved a fleetwide average time charter equivalent (TCE) rate of $32,295 per day.

“This TCE rate, resulting in aggregate revenues of $18.1 million, compares favorably to the average rate of $30,970 per day during the equivalent period in 2024. This strong performance was achieved despite operating a smaller fleet and in a softer charter rate environment. Indicatively, the average Aframax tanker charter rate stood at $42,765 per day during the second quarter of 2025, representing a 16% year-over-year decline from the average daily charter rate of $51,140 per day recorded in the same period last year.

“Our Company remains committed to executing its fleet renewal and expansion strategy, aiming to acquire a younger, more competitive, and environmentally sustainable fleet. This will be pursued through a combination of our well-supported newbuilding program and selective acquisitions of secondhand vessels.

“Our financial strength, enhanced by our access to $100 million of non-dilutive and leverageable capital raised through our successful Nordic bond offering completed in July, provides significant liquidity to pursue our acquisition strategy. Our financial position remains robust, evidenced by a quarter-end -adjusted for the bond proceeds- cash position of approximately $192 million, and an aggregate secured revenue backlog of approximately $240 million.

“With a disciplined and conservative capital structure, we are well positioned to pursue fleet expansion initiatives that support long-term growth and sustainable value creation for our shareholders.”

Corporate Developments

Update on Outstanding Shares and Warrants

As of July 29, 2025, the Company had outstanding 12,432,158 common shares. In addition, the following common share purchase warrants were outstanding as of such date:

•	Class A Warrants to purchase up to 567,366 common shares at an exercise price of $15.75 per common share;
•	Warrants issued July 19, 2022, to purchase up to 1,033,333 common shares at an exercise price of $1.65 per common share;
•	Warrants issued August 16, 2022, to purchase up to 2,122,222 common shares at an exercise price of $1.65 per common share;
•	Series A Warrants issued March 3, 2023, which are exchangeable for up to 14,300 common shares; and
•	Series B Warrants issued March 3, 2023, to purchase up to 4,097,000 common shares at an exercise price of $2.25 per common share.

Finally, the Company had 50,726 shares of its Series B Convertible Cumulative Perpetual Preferred Stock and 1,423,912 shares of its Series C Convertible Cumulative Redeemable Perpetual Preferred Stock outstanding.

Tanker Market Update for the Second Quarter of 2025:

• Tanker fleet supply was 701.6 million dwt, up 0.5% from 697.9 million dwt from the previous quarter and up 1.4% from Q2 2024 levels of 692.0 million dwt.

• Tanker demand is expected to show modest growth, with crude tanker demand supported by increased OPEC+ exports and projected DWT demand growth of 0.6% in 2025. In contrast, product tanker demand is set to decline by 0.9% in 2025, amid weak refining margins, soft oil demand, and reduced inter-basin trade. However, shifts in refining capacity and ongoing geopolitical rerouting could provide some support later in the year.

• Tanker fleet supply in deadweight terms is estimated to grow by 2.4% in 2025 and by 3.8% in 2026.

• Tanker fleet utilization averaged 84.6% in 2024, while analysts expect that it will slightly improve to levels of 85.2% in 2025 but decline to 83.7% in 2026.

• Newbuilding tanker contracting was 5.8 million dwt in the second quarter, resulting in a tanker orderbook-to-fleet ratio of 15.0%.

• Daily spot charter rates for Aframax tankers averaged $42,765, up 33.9% from the previous quarter average of $31,931and down 16.4% from Q2 2024 average of $51,140.

• The value of a 10-year-old Aframax tanker at the end of the second quarter was $50.0 million, unchanged from the previous quarter, and down 16.7% from $60.0 million in Q2 2024.

• The number of tankers used for floating storage (excluding dedicated storage) stood at 119 (12.3 million dwt) in the second quarter, up 15.5% from 103 (11.5 million dwt) at the end of the previous quarter and up 2.6% from 116 in Q2 2024.

• Global oil consumption was 103.2 million bpd, up 1.0% from the previous quarter level of 102.2 million bpd, and up 0.4% from Q2 2024 levels of 102.7 million bpd.

• Global oil production was 104.5 million bpd, down 1.1% from the previous quarter level of 103.4 million bpd and up 1.6% from Q2 2024 levels of 102.8 million bpd.

• OECD commercial inventories were 2,796 million barrels, up 1.7% from the previous quarter level of 2,749 million barrels, and down 1.3% from Q2 2024 levels of 2,834 million barrels.

The above market outlook update is based on information, data, and estimates derived from industry sources. There can be no assurances that such trends will continue or that anticipated developments in tanker demand, fleet supply or other market indicators will materialize. While we believe the market and industry information included in this release to be generally reliable, we have not independently verified any third-party information or verified that more recent information is not available.

Summary of Selected Financial & Other Data
(in thousands of US Dollars, except per share data, fleet data and average daily results)	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue	$18,143	$20,508	$39,476	$42,879
Voyage expenses	510	780	2,628	1,584
Vessel operating expenses	4,568	5,049	9,037	9,924
Net income	9,074	10,185	38,501	21,616
Net income attributable to common stockholders	8,616	9,727	37,586	20,699
Earnings per common share, basic	0.69	0.79	3.02	1.68
Earnings per common share, diluted	0.23	0.26	1.00	0.55
FLEET DATA
Average number of vessels	6.0	7.0	6.5	7.0
Number of vessels	6.0	7.0	6.0	7.0
Ownership days	546	637	1,169	1,274
Available days	546	637	1,169	1,274
Operating days (1)	546	634	1,154	1,258
Fleet utilization	100.0%	99.5%	98.7%	98.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (2)	$32,295	$30,970	$31,521	$32,414
Daily vessel operating expenses (3)	$8,366	$7,926	$7,731	$7,790

(1)
Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire. The specific calculation counts as on-hire the days of the ballast leg of the spot voyages, as long as a charter party is in place. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(2)
Time charter equivalent rates, or TCE rates, are defined as revenue (voyage, time charter and pool revenue), less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(3)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Fleet Employment Profile (As of July 29, 2025)
Performance Shipping Inc.’s fleet is employed as follows:

	Vessel	Year of Build	Capacity	Builder	Vessel Type	Charter Type	Notes

Operating Aframax Tanker Vessels
1	BLUE MOON	2011	104,623 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
2	BRIOLETTE	2011	104,588 DWT	Sumitomo Heavy Industries Marine & Engineering Co., LTD.	Crude	Time-Charter
3	P. SOPHIA	2009	105,071 DWT	Hyundai Heavy Industries Co., LTD	Crude	Pool
4	P. ALIKI	2010	105,304 DWT	Hyundai Heavy Industries Co., LTD	Product	-	1
5	P. MONTEREY	2011	105,525 DWT	Hyundai Heavy Industries Co., LTD	Crude	Time-Charter
6	P. LONG BEACH	2013	105,408 DWT	Hyundai Heavy Industries Co., LTD	Product	Time-Charter
7	P. MASSPORT (ex Hull 1515)	2025	114,035 DWT	China Shipbuilding Trading Company Limited and Shanghai Waigaoqiao Shipbuilding Company Limited	Product	Time-Charter

Newbuilding LR1 and LR2 Tanker Vessels
8	HULL 1596	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	2,3
9	HULL 1597	-	114,000 DWT	China Shipbuilding Trading Co. Ltd. (“CSTC”) and Shanghai Waigaoqiao Shipbuilding Co. Ltd.	Product	Time-Charter	2,3
10	HULL 1624	-	75,000 DWT	Jiangsu Yangzijiang Shipbuilding Group Co., Ltd.	Chemical/ Product	Time-Charter	2,3

[1]	The vessel P. Aliki is presently undergoing its scheduled special survey.
[2]	As previously announced, the Company has secured time charter contracts for all of its newbuilding vessels, with employment to commence upon delivery of the vessels to the Company.
[3]	Expected delivery dates to the Company, as per current management's estimations, are: September 2025 for Hull 1596, January 2026 for Hull 1597, and January 2027 for Hull 1624.

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessels we have agreed to acquire, future market conditions and the prospective financing and employment of our vessels. The words “believe," “anticipate," “intends," “estimate," “forecast," “project," “plan," “potential," “will," “may," “should," “expect," “targets," “likely," “would," “could," “seeks," “continue," “possible," “might," “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including COVID-19, and their impact on the demand for seaborne transportation of petroleum and other types of products, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine and the war between Israel and Hamas, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the US Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data
UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
REVENUE:
Revenue	$18,143	$20,508	$39,476	$42,879

EXPENSES:
Voyage expenses	510	780	2,628	1,584
Vessel operating expenses	4,568	5,049	9,037	9,924
Depreciation and amortization of deferred charges	3,147	3,300	6,475	6,600
General and administrative expenses	1,752	1,579	3,856	3,703
Gain on vessel's sale	-	-	(19,456)	-
(Reversal) / Provision for credit losses	(3)	(7)	27	(7)
Foreign currency losses	69	-	69	10
Operating income	$8,100	$9,807	$36,840	$21,065

OTHER INCOME / (EXPENSES):
Interest and finance costs	(44)	(443)	(78)	(1,108)
Interest income	1,020	817	1,737	1,649
Changes in fair value of warrants' liability	(2)	4	2	10
Total other income, net	$974	$378	$1,661	$551

Net income	$9,074	$10,185	$38,501	$21,616

Dividends on preferred stock	(458)	(458)	(915)	(917)

Net income attributable to common stockholders	$8,616	$9,727	$37,586	$20,699
Earnings per common share, basic	$0.69	$0.79	$3.02	$1.68
Earnings per common share, diluted	$0.23	$0.26	$1.00	$0.55
Weighted average number of common shares, basic	12,432,158	12,316,214	12,432,158	12,297,945
Weighted average number of common shares, diluted	38,667,584	39,362,532	38,667,584	39,215,897

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
Net income	$9,074	$10,185	$38,501	$21,616
Comprehensive income	$9,074	$10,185	$38,501	$21,616

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)

	June 30, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents and restricted cash	$96,783	$71,314
Advances for vessels under construction and other vessels' costs	92,301	58,468
Vessels, net	166,090	189,577
Other fixed assets, net	27	34
Other assets	8,599	11,000
Total assets	$363,800	$330,393

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term bank debt, net of unamortized deferred financing costs	$43,739	$47,459
Other liabilities	7,232	7,691
Total stockholders' equity	312,829	275,243
Total liabilities and stockholders' equity	$363,800	$330,393

* The balance sheet data as of December 31, 2024 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended June 30,		For the six months ended June 30,
	2025	2024	2025	2024
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$11,309	$14,353	$26,847	$31,693
Net Cash provided by / (used in) Investing Activities	$(20,001)	$(10,175)	$3,303	$(32,690)
Net Cash used in Financing Activities	$(2,798)	$(2,184)	$(4,681)	$(4,526)